United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 2)*

International Total Services, Inc.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

460499106
(CUSIP Number)

Thomas G. Berlin
37500 Eagle Road
Willoughby Hills, OH 44094
(440) 951-2655
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 22, 2000
(Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).






1    	Name of Reporting Person	Thomas G. Berlin

2	If a member of a group	a)  / /
					b) / /

3	SEC Use only


4	Source of Funds					IN, OO


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization	United States


Number of Shares	7	Sole Voting			360,300
Beneficially Owned
By Each Reporting
Person With		8	Shared Voting		128,000

			9 	Sole Dispositive		360,300

			10	Shared Dispositive	128,000

11	Aggregate Amount Beneficially owned		488,300


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11) 7.14 %


14	Type of Reporting Person					IN, IA





















There are no changes to the Schedule 13D and Amendment #1, as amended except by Amendment #2 as follows:

Item 1.		Security and Issuer.

The name of the issuer is International Total Services, Inc. an Ohio Corporation (the "Issuer"), which has its principal executive offices at Crowne Centre, 5005 Rockside Road, Suite 1200, Independence, OH 44131 (phone [949]) 475-3600). The title of the securities to which this Statement relates is the Issuer's Common Shares, without par value (the "Shares").

Item 2.		Identity and Background.

(a)	The name of the reporting person is Thomas G. Berlin.

(b)	The Reporting Person's residence address is 37500 Eagle Road,
Willoughby Hills, OH 44094.

(c)	The Reporting Person's principal occupation is investment
adviser. The principal business where such employment is conducted is Berlin Financial Ltd. The address of Berlin Financial Ltd. is
23811 Chagrin Blvd., Suite 275, Beachwood, OH 44122.

(d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person purchased the George Shares (as defined in
Item 5) in his capacity as an investment adviser to hold in the investment account of J. George Investments, LLC. The purchase of the George Shares was made by the Reporting Person on behalf of J. George Investments in the Reporting Person's capacity as an investment adviser to J. George Investments, LLC, and with funds provided by J. George Investments, LLC.

Item 4.		Purpose of Transaction.

(a)-(j) The Reporting Person purchased the George Shares in his capacity as an investment adviser and solely for investment purposes on behalf of his client, J. George Investments, LLC. The Reporting Person purchased the TGB Shares (as defined below) solely for investment purposes.

The acquisition by any member group of additional securities of the issuer, or the disposition of securities of the issuer provided, however, the reporting member group might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances.

Item 5.	Interest in Securities of the Issuer.

(a)	The Reporting Person has beneficial ownership of 488,300 Shares
(the "Berlin Shares"). The Berlin Shares constitute 7.14% of the Shares Outstanding as of the Issuer's most recent available filing.

(b)	The Reporting Person has the sole power to vote or to direct the vote or to dispose of or direct the disposition of 360,300 Shares (the "TGB Shares"). The Reporting Person and J. George Investments, LLC, a client for which the Reporting Person provides investment advisory services, have the shared power to vote or to direct the vote or to dispose of or direct the disposition of 128,000 Shares (the "George Shares").

(c)	On the following dates the Reporting Person purchased the following number of Shares for the per Share price set forth below. Each such purchase was purchased solely for investment purposes by the Reporting Person, was purchased through a customary broker transaction and are included in the TGB Shares.

Identity			Date		Shares	Price		Executing Broker

Thomas G. Berlin		09/26/00	28,700	1.0485	Bear Stearns
				10/10/00	19,500	1.0057	Bear Stearns
				11/22/00	26,000	0.9425	Bear Stearns


(d)	J. George Investments, LLC has the right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the George Shares. However, the Reporting Person disclaims beneficial ownership to the George Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

The Reporting Person is an investment adviser for J. George Investments, LLC, the owner of the George Shares. Through an agreement between the Reporting Person and J. George Investments, LLC, the Reporting Person has shared power to dispose or to direct the disposition of and shares power to vote or direct the vote of such George Shares. However, the Reporting Person disclaims beneficial ownership to the George Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

Item 7.	Material to be Filed as Exhibits.

Not applicable.




Signature	After reasonable inquiry and to the best of my knowledge
		and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date 11/30/00



Thomas G. Berlin